Exhibit 99.1

AMARIN ANNOUNCES SUCCESSFUL $18.7 MILLION
FUNDRAISING

LONDON, United Kingdom, October 19, 2006 - Amarin Corporation plc (NASDAQ: AMRN) today announced that it has obtained commitments to purchase $18.7 million of its ordinary shares in a successful registered direct offering. Under the terms of the transaction, Amarin will sell approximately 9.0 million ordinary shares to both new and existing institutional and other accredited investors at a purchase price of $2.09 per share. This represents a discount of 15% to the closing price of Amarin’s ADSs on NASDAQ on Wednesday, October 18, 2006. The number of shares to be issued will represent approximately 9% of Amarin’s fully diluted shares outstanding.

The transaction is expected to close by Monday, October 23, 2006, subject to customary closing conditions. Net proceeds to Amarin, after commissions, fees and expenses of the offering, are expected to be approximately $17.3 million. Banc of America Securities LLC served as the placement agent for the transaction.

Following the transaction, Amarin’s pro forma cash position at September 30, 2006 will be approximately $40 million. Amarin has no debt.

Mr. Rick Stewart, Chief Executive Officer of Amarin, commented, “This financing strengthens our balance sheet and allows us to accelerate our core development programs, particularly Miraxion for melancholic depression and Parkinson’s disease and our novel oral formulation of apomorphine for advanced Parkinson’s disease. In addition, it gives us the capital to expand our neuroscience pipeline and to negotiate new drug development and licensing agreements from a position of strength. We are delighted with the support shown by some of our existing shareholders as well as the enthusiasm of a number of new investors who participated in this financing.”

Mr. Stewart continued, “We are extremely pleased that our two ongoing phase III trials in Huntington’s disease with Miraxion are fully enrolled and are expected to report top line data in the second quarter of 2007, with regulatory filings planned for mid next year. Many patients have already completed their 6-month trial period and are now enrolling in our open-label extension studies”.

A registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission. The offering may be made only by means of a prospectus supplement and the accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus may be obtained by sending a request to Banc of America Securities LLC, Capital Market Operations, Attn: Prospectus Fulfillment at 100 West 33rd Street, Third Floor, New York, NY 10001 or directly from the Company.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Application will be made to list the ordinary shares on AIM and IEX respectively.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Amarin’s core development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin maintains its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of October 19, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", “expect”, "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the ability of Amarin to close the offering as expected; the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.